Halcón Resources Corporation

1000 Louisiana St., Suite 6700

Houston, Texas 77002

Telephone (832) 538-0300

April 19, 2013

Via EDGAR and E-Mail

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE 100

Washington, DC 20549

Re:                             Halcón Resources Corporation

Registration Statement on Form S-4

Filed March 8, 2013, as amended April 12, 2013

File No. 333-187139 (“Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Halcón Resources Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on Tuesday, April 23, 2013, or as soon as practical thereafter.

In connection with this acceleration request, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to contact the undersigned at (832) 538-0514 or Harry R. Beaudry of Mayer Brown LLP, whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Thank you for your attention to this matter.

Sincerely,

/s/ David S. Elkouri
David S. Elkouri
Executive Vice President and General Counsel

cc:  William T. Heller IV, Mayer Brown LLP